Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269416

COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.

SUPPLEMENT NO. 9 DATED OCTOBER 25, 2024

TO THE PROSPECTUS DATED APRIL 12, 2024

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Cohen & Steers Income Opportunities REIT, Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to Cohen & Steers Income Opportunities REIT, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose our entry into a contract for the purchase of Bridgepointe Shopping Center (as defined below).

Our Real Estate Investments

Description of Bridgepointe Shopping Center

On October 16, 2024, a programmatic joint venture (the “JV”) between us and The Sterling Organization, LLC (“Sterling”), through CorePower Acquisitions LLC, a Delaware limited liability company and wholly-owned subsidiary of the JV, entered into a contract (the “Purchase Agreement”) with TREA 3010 Bridgepointe Parkway LLC (“Seller”) to acquire a fee simple interest in certain real property commonly known as “Bridgepointe Shopping Center” and located at 3010 Bridgepointe Parkway, San Mateo, California (the “Property”) for $127 million, subject to closing costs, customary prorations and escrow arrangements. The Seller of the Property is not affiliated with us or our affiliates. Neither the Advisor nor any of its affiliates will receive compensation or fees in connection with the acquisition.

Built in 1998, the Property is an approximately 231,700 square foot power center located in San Mateo, California at the base of the San Mateo-Hayward Bridge, a major East-West corridor of the Bay Area, and is approximately 3.8 miles East of San Mateo, 22 miles South of San Francisco and 31 miles North of San Jose. The Property has 18 tenants, which feature a mix of retail, service and dining options including national retailers such as Nordstrom Rack, Marshalls, Total Wine & More and Ross Dress for Less, and approximately 1,579 parking spaces. As of the date of the Purchase Agreement, the Property was 100% leased with a weighted average remaining lease term of 7.2 years and an annualized base rent of $38.84 per square foot.1

As of October 25, 2024, four of the tenants at the Property occupied 10% or more of the rentable square footage. An off-price department store that is a sister brand to a luxury department store chain leases 15.44% of the Property. The lease, which expires in October 2034, requires the tenant to pay annual base rent of approximately $38.50 per square foot (paid monthly), increasing to approximately $42.35 per square foot (paid monthly) in November 2029, and has four five-year renewal options with rent escalations. A leading off-price retailer of apparel and home fashion leases 13.27% of the Property. The lease, which expires in January 2030, requires the tenant to pay annual base rent of approximately $25.06 per square foot (paid monthly), increasing to approximately $30.50 per square foot (paid monthly) in February 2025, and has three five-year renewal options with rent escalations. A large national alcohol retailer leases 11.65% of the Property. The lease, which expires in March 2028, requires the tenant to pay annual base rent of approximately $39.33 per square foot (paid monthly) and has three five-year renewal options with rent escalations. An off-price apparel and home fashion chain leases 10.42% of the Property. The lease, which expires in January 2032, requires the tenant to pay annual base rent of approximately $32.00 per square foot (paid monthly) and has four five-year renewal options with rent escalations.

[1]

The Property’s weighted average lease term is calculated by weighting each lease’s remaining term against the respective square footage. Annualized base rent represents the annualized monthly contractual base rent for the Property as of October 16, 2024.

The following table sets forth certain historical information with respect to the occupancy rate of the Property, of total gross leasable area, and the average effective annual base rent per leased square foot.

Year	Weighted Average Occupancy	Average Effective Annual Base Rent per Leased Sq. Ft.
2019	81.0%	$16.19
2020	64.5%	$16.25
2021	59.3%	$22.08
2022	63.0%	$22.87
2023	79.0%	$29.81

The following table sets forth certain information with respect to the expiration of leases currently in place at the Property.

Year	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	% of Total Leasable Area Represented by Expiring Leases	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2024	—	—	—	—	—
2025	1	8,400	3.7%	$264,500	3.0%
2026	—	—	—	—	—
2027	—	—	—	—	—
2028	2	37,687	16.6%	$1,402,639	15.9%
2029	2	16,728	7.4%	$642,832	7.3%
2030	2	35,665	15.7%	$1,075,066	12.2%
2031	1	8,300	3.7%	$565,000	6.4%
2032	1	24,144	10.6%	$772,608	8.8%
2033	4	25,324	11.2%	$1,057,166	12.0%

We expect to calculate depreciation expense for federal income tax purposes by using the straight-line method over 40 years for building. At acquisition, the estimated annual real estate taxes on the Property total approximately $978,943 (2023 – 2024 tax bill).

We believe that the Property will be adequately covered by insurance and suitable for its intended purpose. We have no programs for any material renovations. The Property faces competition from similarly situated properties in and around its submarket.

The acquisition of the Property is expected to close in the fourth quarter of 2024 but is subject to certain conditions to closing, including, but not limited to, the Seller’s satisfaction of various closing conditions contained in the Purchase Agreement and the delivery of the required documents at closing. We expect to fund the acquisition of the Property using proceeds from our private offering, public offering and third-party mortgage financing. There is no assurance that we will secure such third-party mortgage financing and/or close the acquisition of the Property on the terms described above or at all.